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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

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                         GETTY PETROLEUM MARKETING INC.
                           (Name Of Subject Company)

                         GETTY PETROLEUM MARKETING INC.
                       (Name Of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title Of Class Of Securities)

                                  374292 10 0
                     (CUSIP Number Of Class Of Securities)

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                                 LEO LIEBOWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753
                                 (516) 338-6000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

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                                    COPY TO:
                            MARC D. BASSEWITZ, ESQ.
                                LATHAM & WATKINS
                       233 SOUTH WACKER DRIVE, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 8. ADDITIONAL INFORMATION.

Item 8 is hereby amended to add the following:

OTHER MATERIAL INFORMATION.

     Section 14(f) Information Statement. Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of LUKOIL and Lukoil International (in addition to those of Lukoil Americas and Purchaser) listed in Schedule I to the Offer to Purchase. LUKOIL, Lukoil International, Lukoil Americas and Purchaser have informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The information on such schedule is incorporated herein by reference. The business address of Lukoil Americas and Purchaser is 540 Madison Avenue, New York, New York 10022. The business address of LUKOIL and Lukoil International is 11 Sretensky Boulevard, Moscow 101000, Russia.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2000

                                          GETTY PETROLEUM MARKETING INC.

                                          By: /s/ LEO LIEBOWITZ
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                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer